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                              November 3, 2023

       Jianjun Zhong
       President and Chief Executive Officer
       Kenongwo Group US, Inc.
       Yangjia Group, Xiaobu Town
       Yuanzhou District, Yichun City
       Jiangxi Province, China 336000

                                                        Re: Kenongwo Group US,
Inc.
                                                            Amendment No. 3 to
Form 10-K for the Fiscal Year Ended December 31, 2021
                                                            Filed September 22,
2023
                                                            Amendment No. 1 to
Form 10-K for the Fiscal Year Ended December 31, 2022
                                                            Filed September 25,
2023
                                                            File No. 333-239929

       Dear Jianjun Zhong:

              We have reviewed your September 22, 2023 response to our comment letter and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

               After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2023 letter.

       Amendment No. 3 to December 31, 2021 Form 10-K Filed September 22, 2023

       Item 1A. Risk Factors, page 19

   1. We refer to your revised risk factor disclosure under the heading "We may be classified as a "resident enterprise"
for PRC enterprise income tax purposes..." on page 30 in response to our prior comment 3,
which we reissue in part. We note your disclosure relating to the risks that future
guidance may result in the application of a withholding tax for your non-
                                                        PRC enterprise
shareholders or on the dividends you pay to investors and that you may be required under the
Enterprise Income Tax law to withhold PRC income tax on your dividends payable to
the foreign shareholders, and that as a result, the value of your shares
 Jianjun Zhong
FirstName
Kenongwo LastNameJianjun
           Group US, Inc. Zhong
Comapany 3,
November   NameKenongwo
             2023         Group US, Inc.
November
Page  2   3, 2023 Page 2
FirstName LastName
         may be materially and adversely affected. Please revise to also disclose the risks and consequences that any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiary, to the parent company may have on value of your securities and the consequences to your investors. Include explicit summary risk factor disclosure concerning this risk as well. Please also revise your disclosure in your
         Form 10-K for the fiscal year ended December 31, 2022 accordingly. General

2. We acknowledge your revised disclosure in response to our prior comment 9, which we reissue in part. We still note references in the revised disclosure to "this offering" on page
         5, which indicate that an offering is taking place. Please also revise your Form 10-K for the fiscal year ended December 31, 2022 accordingly as we note references to "this offering" and "the offering" on pages 7 and 9.

Amendment No. 1 to December 31, 2022 Form 10-K Filed September 25, 2023

Item 1A. Risk Factors, page 19

3. We note your revised disclosure in response to our prior comment 6, which we reissue in part. Please revise your Form 10-K for the fiscal year ended December 31, 2022 to include the risk factor under the heading "Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless."
Item 9.A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page
52

4. We note your response to our prior comment number 1 and the revisions in your amended
         Form 10-K to include management's annual report on Internal Control over Financial
         Reporting. Please file an amendment that refers to the correct period of your assessment of
         December 31, 2022. In addition, the second paragraph should refer to internal control over financial reporting rather than disclosure controls and procedures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Margaret Schwartz at 202-551-7153 with any other questions.
 Jianjun Zhong
Kenongwo Group US, Inc.
November 3, 2023
Page 3



                                       Sincerely,

FirstName LastNameJianjun Zhong        Division of Corporation Finance
                                       Office of Industrial Applications and
Comapany NameKenongwo Group US, Inc.
                                       Services
November 3, 2023 Page 3
cc:       Matthew McMurdo, Esq.
FirstName LastName